Avricore Health Announces Issuance of Shares for Services Rendered

Vancouver, March 5, 2019 - Avricore Health Inc. (TSXV: AVCR) (“Avricore Health”) announces that it has issued a total of 125,081 common shares of the Company to Lampyon Canada Inc., in consideration for services rendered pursuant to the terms of a Service Agreement entered into with Avricore Health on April 10th, 2018, and amended on September 19th, 2019.

The common shares are being issued as a shares for services transaction, and the transaction was accepted by the TSX Venture Exchange as per the bulletins dated June 14, 2018 and November 12, 2018.

The deemed price of 12,242 of the common shares is $0.15, which was calculated by using the volume weighted average closing share price on the last 5 trading days of August 2018.  The deemed price of 16,918 of the common shares is $0.13, which was calculated by using the volume weighted average closing share price on the last 5 trading days of September 2018.  The deemed price of 20,443 of the common shares is $0.15, which was calculated by using the volume weighted average closing share price on the last 5 trading days of October 2018.  The deemed price of 24,541 of the common shares is $0.12, which was calculated by using the volume weighted average closing share price on the last 5 trading days of November 2018.  The deemed price of 37,525 of the common shares is $0.08, which was calculated by using the volume weighted average closing share price on the last 5 trading days of December 2018.  The deemed price of 13,412 of the common shares is $0.09, which was calculated by using the volume weighted average closing share price on the last 5 trading days of January 2019.

The Company confirms that the securities issued have not created a new Control Person of the Issuer.  Please see the Company’s news release dated April 10th, 2018 for more information.

Contact:

Bob Rai, Director and CEO

604-247-2639

info@avricorehealth.com

www.avricorehealth.com

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company’s goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements: Information in this press release that involves Avricore Health’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify

Avricore Health Inc. | 2639 Viking Way, Suite 210, Richmond, B.C. V6V 3B7, Canada           www.AvricoreHealth.com

forward-looking statements. In this press release, forward-looking statements include statements regarding: the integration of Molecular You’s service offerings with the HealthTab platform; the unique features that the HealthTab platform offers to pharmacists and patients; the emergence of pharmacist managed health initiatives and the potentially lucrative opportunities in connection therewith; the opportunity for pharmacists to play a key role in helping patients achieve nutritional and dietary objectives; and the anticipated benefits of the HealthTab/Molecular You combination to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to negotiate and enter into a definitive agreement with Molecular You; failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore Health’s public filings available on SEDAR at www.sedar.com. Accordingly, readers should exercise caution in relying upon forward-looking statements and Avricore Health undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Avricore Health Inc. | 2639 Viking Way, Suite 210, Richmond, B.C. V6V 3B7, Canada           www.AvricoreHealth.com